UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS, AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-10582

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
7480 Flying Cloud Drive

Minneapolis, Minnesota 55344-3720

Alliant Techsystems Inc. 401(k) Plan

Financial Statements as of and for the

Years Ended December 31, 2008 and 2007,

Supplemental Schedule as of December 31, 2008,
and Report of Independent Registered Public

Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of and Participants in the

Alliant Techsystems Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the statements of changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

June 25, 2009

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments — fair value	$1,286,568,229	$1,702,751,184
Participant loans	43,602,231	41,601,794

Total investments	1,330,170,460	1,744,352,978

Deferred contributions	(1,972,799)	—

Employer contributions receivable	6,997,792	3,435,548

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,335,195,454	1,747,788,526

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	12,266,837	2,114,671

NET ASSETS AVAILABLE FOR BENEFITS	$1,347,462,290	$1,749,903,197

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$1,749,903,197	$1,575,546,616

CONTRIBUTIONS:
Participant contributions	109,569,263	82,778,455
Employer contributions	33,365,806	24,772,473

Total contributions	142,935,069	107,550,928

INVESTMENT (LOSS) INCOME:
Interest (expense) income	(728)	17,677
Dividends	47,344,131	94,262,072
Net (depreciation) appreciation in fair value of investments	(493,797,137)	97,330,828

Total investment (loss) income	(446,453,735)	191,610,577

INTEREST INCOME FROM PARTICIPANT LOANS	3,257,424	2,941,723

DEDUCTIONS:
Distributions to participants	101,917,925	127,495,040
Trustee and administrative fees	261,741	251,607

Total deductions	102,179,665	127,746,647

NET (DEDUCTIONS) ADDITIONS	(402,440,907)	174,356,581

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,347,462,290	$1,749,903,197

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.                      DESCRIPTION OF THE PLAN

The following description of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide retirement benefits to Alliant Techsystems Inc. (the “Company”) employees.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Company has management and administrative responsibility for the Plan. Fidelity Management Trust Company serves as the trustee for the Plan.

Participation — Each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit that does not provide for participation in the Plan, automatically become eligible to participate on the date of hire by the Company or transfer into the Plan. Temporary/project employees may become eligible to participate in the Plan after a required amount of service has been met.

Contributions — The following contributions were made to the Plan through December 31, 2008.

a.               The Company contributes to the Plan an amount on behalf of the participants who designate pretax and/or Roth 401(k) contributions equal to a percentage of their elected salary deferrals.  The maximum pretax and/or Roth 401(k) contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (IRS) guidelines.  Contributions, including sponsor match and non-elective contributions, are also limited to the lesser of $46,000 or 100% of the participant’s pay for a plan year.  The Plan also allows the participants to make limited after-tax contributions and the Company to make a supplemental discretionary contribution. Participants age 50 and older who have met other plan contribution limitations are eligible to make catch-up contributions up to $5,000 per year.

b.              Participants who are eligible for a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer or roll over all or a part of such distribution to their accounts in the Plan, provided the Plan agrees to accept the distribution.

c.               The Company matching contributions are as follows:

Nonunion participants hired or rehired on or after January 1, 2007, and certain union participants hired after July 1, 2007, who participate, receive a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions. Nonunion participants are automatically enrolled in the Plan at a pre-tax contribution rate of 6%.

The Company shall make a non-elective contribution to the Plan for eligible non-union participants hired or rehired on or after January 1, 2007, based on age and years of service. The non-elective contributions range from 2.5% to 4.0% of eligible pay.

The Company contributes a matching contribution and any applicable non-elective contribution to the Plan for participants employed under a collective bargaining agreement, as described in the applicable collective bargaining agreement.

The Company matching contribution formula for existing employees as of January 1, 2007, is based on length of service and participation in the Company’s defined benefit plans.

Participants in most legacy Final Average Earnings (FAE) pension plans — Participants in FAE pension plans (Honeywell, Hercules, Aerospace, Thiokol, SEG) do not receive a company match.

Grandfathered Employees (15 or more years of service as of January 1, 2004) — Participants in the Alliant Techsystems Inc. Retirement Plan (cash balance formula), Alliant Lake City Retirement Plan and Federal Cartridge Pension Plan receive a 50% match on contributions up to a maximum of 6% of pre-tax and/or Roth 401(k) contributions.

Nongrandfathered Employees (Employees with less than 15 years of service as of January 1, 2004, and new employees hired prior to January 1, 2007) — Participants with less than 15 years of service who participate in the Pension Equity Plan receive 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and 50% on the next 2% of pre-tax and/or Roth 401(k) contributions.

Participant Accounts — Each participant’s account is credited with their contribution and portion of the Company’s match and is charged with their withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. The Company may also pay certain plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — All participants are 100% vested in their individual accounts attributable to their contributions. Effective January 1, 2007, for nonunion new hires and rehires and certain union participants, the Company match is subject to a one-year cliff vesting period and the non-elective contribution is subject to a three-year cliff vesting period. Forfeitures may, at the Company’s discretion be applied to pay for Company contributions and administrative expenses of the plan permitted by ERISA and/or allocated to individual participant accounts.

Participant Loans — Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding the Company’s non-elective contribution or Company individual retirement account balances. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Loan terms generally range from one to five years, except loans for the purchase of a primary residence, which generally range from one to ten years. Loan terms for the purchase of a primary residence for the loans transferred from the Composite Optics Inc. Retirement Savings Plan initially range from one to fifteen years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions.

Distributions — Upon termination of employment, a participant may elect to receive a single lump sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account (IRA) feature for any participant whose account balance is greater than $1,000 (but less than $5,000)

who has not elected another form of payment. Participants with a balance of $1,000 or less will be paid in the form of a one-time lump sum.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Effective January 1, 2006, Company match contributions are invested pursuant to participant direction. The Plan currently offers over twenty-five mutual funds or collective investment funds and one common stock fund as investment options for participants.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, which is generally determined by quoted market prices. When quoted market prices are not available, generally these investments have underlying securities that have fair values determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1 (SOP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net asset available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the plan year in excess of the Code’s limits.

Deferred Contributions — Deferred contributions are recorded for employee and employer contributions received into the Plan prior to December 31 that relate to the following Plan year.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3).  FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements.  The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.                      FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock	$197,471,233	$—	$—	$197,471,233
Cash equivalents	4,810,251	—	—	4,810,251
Mutual funds	782,001,734	—	—	782,001,734
Common collective trust	—	302,285,011	—	302,285,011
Participant loans	—	43,602,231	—	43,602,231

Total	$984,283,218	$345,887,242	$—	$1,330,170,460

4.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 are as follows:

	2008	2007

Fidelity Managed Income Portfolio — 314,551,847 and 281,034,609 units, respectively	$314,551,847	$281,034,609

ATK Stock Fund — 2,302,603 and 2,281,065 shares, respectively	197,471,233	259,493,954

Fidelity Contrafund — 2,322,793 and 2,317,526 units, respectively	105,129,610	169,434,320
Dodge & Cox Balanced Fund — 1,949,701 and 2,093,898 units,respectively	99,941,690	169,605,730
Fidelity Diversified International Fund — 3,214,461 and 3,423,391 units, respectively	69,143,063	136,593,298

Vanguard Institutional Index Fund — 824,009 and no units, respectively	68,013,740	—
American Funds Growth of America — 2,659,052 and 2,664,035 units, respectively	54,351,021	90,577,176
Goldman Sachs Midcap Value Fund — 2,229,470 and 2,441,271 units, respectively	49,494,243	87,006,913

Fidelity U.S. Bond Index Fund — 4,522,562 and 2,496,360 units, respectively	48,798,445	119,525,701

Investment loss for the year ended December 31, 2008, was as follows:

2008
Net depreciation in fair value of investments:
Income funds	$(2,872,228)
Growth and income funds	(106,757,858)
Common/collective trusts	(11,211,001)
Growth funds	(246,799,735)
International funds	(60,879,864)
Alliant Techsystems Inc. stock fund	(65,276,451)
Total net depreciation in fair value of investments	(493,797,137)
Interest	(728)
Dividends	47,344,131
Total investment loss	$(446,453,735)

5.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and the Plan and the related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

6.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

7.                      RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 2,302,603 and 2,281,065 shares, respectively, of common stock of Alliant Techsystems Inc., the sponsoring employer, with a market value of $197,471,233 and $259,493,954, respectively. During the years ended December 31, 2008 and 2007, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

The above transactions are exempt party-in-interest transactions.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 is as follows:

2008

Net assets available for benefits per the financial statements	$1,347,462,290
Plus deferred contributions	1,972,799
Net assets available for benefits per Form 5500	$1,349,435,089

For the year ended December 31, 2008, the following is a reconciliation of the statement of changes in net assets available for benefits to the Form 5500:

Total participant contributions per the financial statements	$109,569,263
Add participant deferred contributions	1,234,528
Total participant contributions per the Form 5500	$110,803,791

Total employer contributions per the financial statements	$33,365,806
Add employer deferred contributions	361,691
Total employer contributions per the Form 5500	$33,727,497

Total interest income from participant loans	$3,257,424
Add participant loan interest in deferred contributions	63,861
Total interest on participant loans per the Form 5500	$3,321,285

Total distributions to participants per the financial statements	$101,917,925
Less participant loan principle in deferred contributions	(312,719)
Total benefit payments to participants per the Form 5500	$101,605,206

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	(EIN #41-1672694)
AS OF DECEMBER 31, 2008	(Plan No. 003)

Identity of Issue, Borrower,			Current
Lessor, or Similar Party	Description of Assets	Cost	Value

PARTICIPANT LOANS — Various participants**	Participant loans receivable, maturing from 1/1/09 to 4/17/20*, at interest rates of 4.0% to 11.5%	***	$43,602,231

INVESTMENTS:
Value of interest in common/collective trusts:
Fidelity Managed Income Portfolio — at fair value**	Common/collective trust	***	302,285,011
Fidelity Adjustment to contract value**	Common/collective trust	***	12,266,837

Total interest in common/collective trusts			314,551,847

Value of interest in registered investment companies:
Fidelity Contrafund**	Regulated investment fund	***	105,129,610
Dodge & Cox Balanced Fund	Regulated investment fund	***	99,941,690
Fidelity Diversified International Fund**	Regulated investment fund	***	69,143,063
Vanguard Institutional lndex Fund**	Regulated investment fund	***	68,013,740
American Funds Growth of America	Regulated investment fund	***	54,351,021
Allianz NFJ Small Cap Value	Regulated investment fund	***	50,398,903
Goldman Sachs Midcap Value Fund	Regulated investment fund	***	49,494,243
Fidelity U.S. Bond Index Fund**	Regulated investment fund	***	48,798,445
T.Rowe Price Mid Cap Growth Fund	Regulated investment fund	***	48,280,020
Pimco Total Return Instrument	Regulated investment fund	***	45,450,883
Vanguard Windsor II Adm**	Regulated investment fund	***	34,237,858
Fidelity Freedom 2020 Fund**	Regulated investment fund	***	25,109,936
Fidelity Freedom 2030 Fund**	Regulated investment fund	***	14,189,332
Fidelity Freedom 2010 Fund**	Regulated investment fund	***	13,169,422
Fontergra Ironbridge Small Cap	Regulated investment fund	***	11,164,045
Fidelity Freedom 2025**	Regulated investment fund	***	9,056,686
Spartan Total Market Index Fund	Regulated investment fund	***	7,560,421
Fidelity Freedom 2040 Fund**	Regulated investment fund	***	7,410,557
Fidelity Freedom 2015**	Regulated investment fund	***	7,001,275
Fidelity Freedom 2035**	Regulated investment fund	***	4,296,722
Fidelity Freedom 2045**	Regulated investment fund	***	2,811,614
Fidelity Freedom Income Fund**	Regulated investment fund	***	2,607,803
Fidelity Freedom 2000 Fund**	Regulated investment fund	***	2,265,853
Fidelity Freedom 2050**	Regulated investment fund	***	2,118,511
Fidelity Retire Govt MM	Regulated investment fund	***	83

Total interest in registered investment funds			782,001,734

EMPLOYER-RELATED SECURITIES — ATK Stock Fund**	Common stock	***	197,471,233

INTEREST-BEARING CASH EQUIVALENTS	Cash equivalents	***	4,810,251

TOTAL INVESTMENTS			$1,342,437,297

*Maturity relates to loans transferred from Composite Optics Inc. Retirement Savings Plans, see Plan Description footnote.

** Party-in-interest.

*** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

By:	ALLIANT TECHSYSTEMS INC.
As Plan Administrator of the
Alliant Techsystems Inc. 401(k) Plan

By:	/s/ John L. Shroyer
Name:	John L. Shroyer
Title:	Senior Vice President and Chief Financial
Officer of Alliant Techsystems Inc.

Date:  June 25, 2009